October 14, 2020
FOIA CONFIDENTIAL TREATMENT REQUEST UNDER 17 C.F.R. §200.83

The entity requesting confidential treatment is:

SQZ Biotechnologies Company

200 Arsenal Yards Blvd., Suite 210

Watertown, MA 02472

Certain confidential information in this letter has been omitted and provided separately to the Securities and Exchange Commission. Confidential treatment has been requested by SQZ Biotechnologies Company with respect to the omitted portions, which are identified in this letter by the mark “[***].”

VIA EDGAR AND ELECTRONIC DELIVERY

CONFIDENTIAL

U.S. Securities and Exchange Commission

Office of Healthcare & Insurance

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4720

Washington, D.C. 20549

Attention:	Christie Wong
Lisa Vanjoske
Chris Edwards
Celeste Murphy

Re:	SQZ Biotechnologies Company | Anticipated Price Range and Share-Based Compensation | Registration Statement on Form S-1 (File No. 333-249422)

Ladies and Gentlemen:

On behalf of SQZ Biotechnologies Company (the “Company”), we submit this letter to the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the

October 14, 2020

“Commission”). The Company confidentially submitted a draft of the above-referenced Registration Statement (the “Registration Statement”) to the Commission on July 21, 2020, resubmitted the Registration Statement to the Commission on August 28, 2020 and September 25, 2020, and subsequently filed the Registration Statement with the Commission on October 9, 2020. The purpose of this letter is to respond to an outstanding comment relating to share-based compensation that was provided to the Company in a letter from the Staff dated August 18, 2020 (the “Comment Letter”). Because of the commercially sensitive nature of the information contained herein, this submission is accompanied by the Company’s request for confidential treatment of selected portions of this letter pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. §200.83. A redacted letter has been filed on EDGAR, omitting the confidential information contained in the letter.

For the convenience of the Staff, we are providing to the Staff copies of this letter by hand delivery. In this letter, we have recited the prior comment from the Staff in italicized, bold type and have followed the comment with the Company’s response.

10.

Once you have an estimated offering price range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any difference between the recent valuations of your common shares leading up to the planned initial public offering and the midpoint of your estimated offering price range. This information will help facilitate our review of your accounting for equity issuances, including stock compensation.

Estimated Preliminary IPO Price Range

The Company advises the Staff that it currently anticipates that the price range for the IPO will be within the range of $[***] to $[***] per share (the “Preliminary Price Range”), before giving effect to a forward stock split that the Company plans to implement prior to effectiveness of the Registration Statement. The actual price range to be included in a subsequent amendment to the Registration Statement (which will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the foregoing indicative price range will not be subject to significant change.

Determining the Fair Value of Common Stock Prior to the IPO

As there has been no public market for the Company’s common stock to date, the estimated fair value of its common stock has been determined by the Company’s board of directors (the “Board”) as of the date of each option grant, with input from management, considering the Company’s most recent third-party valuations of its common stock and the Board’s assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent third-party valuation through the date of the grant. As disclosed in the Registration Statement, the Company’s most recent third-party valuations of its common stock were prepared as of February 14, 2020, July 15, 2020 and September 15, 2020. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, and were prepared using a hybrid method, which is a probability-weighted expected return method where the equity value in one or more of the scenarios is calculated using an option pricing method (“OPM”).

Each of the Company’s most recent third-party valuations, which were used, in part, by the Board to determine the fair value of the Company’s common stock as of the grant date of each option award,

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY

SQZ BIOTECHNOLOGIES COMPANY

October 14, 2020

considered two future-event scenarios: an IPO scenario and a sale scenario. The equity value of the Company in each future-event scenario was determined using market approaches. The IPO scenario assumed that all preferred stock would convert into common stock and would no longer have the liquidation preferences and preferential rights attributable to the preferred stock as compared to the common stock prior to the IPO. Each valuation probability-weighted the IPO scenario and the sale scenario based on the Company’s assessment of its development pipeline and market conditions at that time. For each of the future-event scenarios, the Company then applied a discount for lack of marketability (“DLOM”), each determined by a put option analysis that considered the timing of each future-event scenario. Key assumptions used by the Company in its most recent valuations, and the resulting indicated fair value of common stock, were as follows:

	IPO Scenario		Sale Scenario		Indicated Fair Value per Share of Common Stock
Valuation Date	Probability Weighting	DLOM	Probability Weighting	DLOM
February 14, 2020	[***]%	[***]%	[***]%	[***]%	$8.34
July 15, 2020	[***]%	[***]%	[***]%	[***]%	$9.30
September 15, 2020	[***]%	[***]%	[***]%	[***]%	$11.76

Using these valuations, the Company made the following option grants:

Grant Date	Number of Shares Subject to Options Granted	Per Share Exercise Price of Options	Per Share Fair Value of Common Stock on Grant Date	Per Share Estimated Fair Value of Options
February 27, 2020	382,262	$8.34	$8.34	$5.35
April 20, 2020	156,284	$8.34	$8.34	$5.43
June 8, 2020	40,000	$8.34	$8.34	$5.49
July 23, 2020	179,969	$9.30	$9.30	$6.11
September 22, 2020	341,100	$11.76	$11.76	$7.54

February 14, 2020 Valuation

The Board relied, in part, on the results of the February 14, 2020 valuation in its determination of the fair value of common stock of $8.34 per share as of February 27, 2020, when it granted options for the purchase of 382,262 shares to employees. The February 14, 2020 valuation was prepared taking into account the Company’s initial sales of Series D preferred stock from December 19, 2019 to February 14, 2020 at a price of $13.9365 per share, for aggregate proceeds of $41.2 million. In particular, the February 14, 2020 valuation determined the Company’s aggregate equity value using an OPM backsolve approach that was based on the $13.9365 price paid per share of its Series D preferred stock in the contemporaneous, arm’s-length transactions led by a new investor, along with existing investors, over that eight-week period through February 14, 2020.

The Company’s probability-weighting of the IPO scenario was [***]% as of February 14, 2020 due primarily to the significant uncertainty of successfully executing an IPO in the near term for three principal reasons. At that time:

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY

SQZ BIOTECHNOLOGIES COMPANY

October 14, 2020

•

the Company had only two weeks earlier dosed its first patient in its first Phase 1 clinical trial for any product candidate, had no patient data from that clinical trial, and the rate of patient enrollment in the trial and timing of future data availability were uncertain;

•

the COVID-19 pandemic had resulted in wide-ranging and severe impacts upon financial markets, including stock markets worldwide, which would report their largest single-week declines during the last week of February 2020 and initially disrupted and brought uncertainty to the IPO market for several months; and

•	the Company had not conducted any “testing-the-waters” meetings and did not have insight into investor sentiment for an IPO by the company at its early stage.

Between February 14, 2020 and June 8, 2020, when the Company granted options for the purchase of 40,000 shares to a director, the Company continued to operate its business in the ordinary course and there were no significant developments in its business. As a result, the Board determined that the fair value of the Company’s common stock remained $8.34 per share from February 14, 2020 to June 8, 2020.

July 15, 2020 Valuation

The Board relied, in part, on the results of the July 15, 2020 valuation in its determination of the fair value of common stock of $9.30 per share as of July 23, 2020, when it granted options for the purchase of 179,969 shares to employees and a director. The July 15, 2020 valuation was prepared taking into account the Company’s additional sales of Series D preferred stock from May 15, 2020 to June 19, 2020 at a price of $13.9365 per share, for aggregate proceeds of $27.0 million. In particular, the July 15, 2020 valuation determined the Company’s aggregate equity value using an OPM backsolve approach that was based on the $13.9365 price paid per share of its Series D preferred stock in the contemporaneous, arm’s-length transactions with new and existing investors over that five-week period through June 19, 2020.

The principal factors contributing to the increase in the fair value of common stock from the February 14, 2020 valuation to the July 15, 2020 valuation were the increase by management and the Board in the probability-weighting of the IPO scenario to [***] % and the decrease in the DLOM in the IPO scenario to [***] %, both reflecting progress made by the Company since June 8, 2020, including the following:

•	On July 7, 2020, the Company held its IPO organizational meeting with its management, underwriters and advisors.

•	By July 15, 2020, the Company had dosed six patients in its Phase 1 clinical trial SQZ-PBMC-HPV and had successfully manufactured all doses for each patient in under 24 hours.

The Company’s probability-weighting of the IPO scenario was [***]% as of July 15, 2020 due primarily to the significant uncertainty of successfully executing an IPO in the near term for three principal reasons. At that time:

•

the Company still had no biomarker data from its Phase 1 clinical trial of SQZ-PBMC-HPV, and the rate of patient enrollment in the trial and timing of future data availability were still uncertain, due, in part, to an industry-wide slowdown in enrollment in clinical trials resulting from the COVID-19 pandemic;

•	also as a result of the pandemic, the Company began to experience delays in the collection of

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY

SQZ BIOTECHNOLOGIES COMPANY

October 14, 2020

patient samples and in analysis of biomarker data in its Phase 1 clinical trial, creating uncertainty about the timing of when biomarker data would be available; and

•	the Company had not conducted any “testing-the-waters” meetings and did not have insight into investor sentiment for an IPO by the company at its early stage.

Between July 15, 2020 and July 23, 2020, the Company continued to operate its business in the ordinary course and there were no significant developments in its business, except that on July 21, 2020, the Company confidentially submitted its first draft registration statement on Form S-1 to the Commission, a single event which management and the Board concluded did not increase the Company’s enterprise value. As a result, the Board determined that the fair value of the Company’s common stock remained $9.30 per share from July 15, 2020 to July 23, 2020.

September 15, 2020 Valuation

The Board relied, in part, on the results of the September 15, 2020 valuation in its determination of the fair value of common stock of $11.76 per share as of September 22, 2020, when it granted options for the purchase of an aggregate of 341,100 shares to employees. The principal factors contributing to the increase in the fair value of common stock from the July 15, 2020 valuation to the September 15, 2020 valuation were the increase by management and the Board in the probability weighting of the IPO scenario to [***] %, the decrease in the DLOM in the IPO scenario to [***] % due to the shorter period to the planned IPO event, and an increase in the equity value of the IPO scenario, each reflecting progress made by the Company since July 23, 2020, including the following:

•

In early September 2020, the Company received, for the first time, biomarker data from the 3 patients in the low-dose cohort of its Phase 1 clinical trial of SQZ-PBMC-HPV. Such initial biomarker data showed early signs of intratumoral immune activity in certain patients. The Company also continued to receive and analyze the safety data from the 8 patients in the low- and high-dose cohorts of its Phase 1 clinical trial of SQZ-PBMC-HPV. Such safety data included no treatment-related grade 3 or higher adverse events and no dose limiting toxicities observed for the 8 patients in the low- and high-dose cohorts of the trial. In addition, all doses in the trial had been manufactured by the Company in under 24 hours, with no batch failures.

•	On August 28, 2020, the Company responded to the Comment Letter and confidentially submitted Amendment No. 1 to its draft registration statement on Form S-1 to the Commission.

The Company’s probability-weighting of the IPO scenario was [***]% as of September 15, 2020 due primarily to the significant uncertainty of successfully executing an IPO in the near term (i) as the Company still had not conducted any “testing-the-waters” meetings and did not have insight into investor sentiment for an IPO by the company at its early stage and (ii) as a result of the continuing uncertainty of the impact of the COVID-19 pandemic on the Company’s ongoing Phase 1 clinical trial and preclinical studies and its planned clinical trials.

Between September 15, 2020 and September 22, 2020, the Company continued to operate its business in the ordinary course and there were no significant developments in its business. As a result, the Board determined that the fair value of the Company’s common stock remained $11.76 per share from September 15, 2020 to September 22, 2020.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY

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October 14, 2020

Comparison of Most Recent Valuation and the Preliminary Price Range

As is typical in initial public offerings, the Preliminary Price Range was not derived using a formal determination of fair value but was determined based on discussions between the Company and the underwriters. Prior to October 5, 2020, the Company and the underwriters had not had any specific discussions regarding the Preliminary Price Range. Among the factors that were considered in setting the Preliminary Price Range were the following:

•	the general conditions of the securities market and the recent market prices of, and the demand for, publicly traded common stock of comparable companies;

•	the Company’s financial condition and prospects;

•	estimates of business potential and earnings prospects for the Company and the industry in which it operates;

•	valuations metrics for and recent performance of initial public offerings of companies in the biotechnology sector; and

•	the progress and stage of development of the Company’s development programs.

The Company believes that the difference between the fair value of its common stock as of September 22, 2020 of $11.76 per share and the $[***] midpoint of the Preliminary Price Range of $[***] to $[***] per share is the result of the factors above and the following factors and positive developments with respect to the Company’s business that occurred subsequent to September 22, 2020, the date of the Company’s most recent determination of the fair value of its common stock.

•

The Preliminary Price Range is based only upon a scenario in which the Company completes the IPO and is not probability weighted, in contrast to the Company’s prior valuations of its common stock, which considered multiple potential outcomes, which would result in a lower valuation of the Company’s common stock than its IPO. In the September 15, 2020 valuation, the probability weighting of the IPO scenario was [***] %. If the Company had instead applied a weighting of 100% to the IPO scenario, the fair value of the Company’s common stock in the September 15, 2020 valuation would have been $[***] per share (before giving effect to any discount for lack of marketability), rather than $11.76 per share.

•

The Preliminary Price Range necessarily assumes that the IPO has occurred and that a public market for the Company’s common stock has been created, and, therefore, excludes any discount for lack of marketability of the Company’s common stock or impact of the time value of money, which were appropriately taken into account in the September 15, 2020 valuation.

•

The Preliminary Price Range assumes the conversion of all of the Company’s outstanding preferred stock. The Company’s preferred stock currently has substantial economic rights and preferences over the Company’s common stock. Upon the closing of the IPO, all outstanding preferred stock of the Company will convert into common stock, thus eliminating the superior rights and preferences of the preferred stock as compared to the common stock.

•

Since September 22, 2020, more than ten biotechnology companies completed initial public offerings, suggesting a potentially favorable market for companies similar to the Company in executing and completing initial public offerings.

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY

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October 14, 2020

•

Since September 22, 2020, the Company has taken several steps towards the completion of an IPO, including (i) confidentially submitting Amendment No. 2 to its draft registration statement on Form S-1 to the Commission on September 25, 2020 and (ii) publicly filing the Registration Statement with the Commission on October 9, 2020 and applying to list its common stock on the NYSE later that same day.

•

From September 23, 2020 to October 2, 2020, the Company held more than [***] “testing-the-waters” meetings, the first of any such meetings, at which the Company received initial positive feedback from potential investors. Further positive feedback from potential investors was received through the underwriters at a meeting with the Company on October 5, 2020.

•	On October 8, 2020, the Company’s Board approved pursuing the IPO on the timeline currently contemplated.

•

The proceeds of a successful IPO would substantially strengthen the Company’s balance sheet by increasing its cash resources. In addition, the completion of the IPO would provide the Company with ready access to the public equity and debt markets.

In conclusion, the Company respectfully submits that the deemed per share fair values of common stock used as the basis for determining stock-based compensation expense in connection with its grants of equity awards, as well as the differences between the recent valuations of its common stock and the midpoint of the Preliminary Price Range, are reasonable in light of all of the considerations outlined above. In addition, the Company will continue to update its disclosure for all equity-related transactions, if any, through the effective date of the Registration Statement. Based on the foregoing, the Company respectfully seeks confirmation that the Staff has no further comments with respect to the matters discussed in this letter.

The Company respectfully requests that the information contained in this letter be treated as confidential information and that the Commission provide timely notice to Armon Sharei, Ph.D., President and Chief Executive Officer, SQZ Biotechnologies Company, 200 Arsenal Yards Blvd., Suite 210, Watertown, MA 02472, (617) 758-8672, before it permits any disclosure of the underlined and highlighted information contained in this letter.

Please direct any questions or comments regarding this letter or the Registration Statement to me at (617) 948-6027. Thank you for your assistance.

Sincerely,

/s/ Wesley C. Holmes
Wesley C. Holmes of LATHAM & WATKINS LLP

cc:	Armon Sharei, Ph.D., SQZ Biotechnologies Company

Teri Loxam, SQZ Biotechnologies Company

Peter N. Handrinos, Latham & Watkins LLP

Seo Salimi, Goodwin Procter LLP

CONFIDENTIAL TREATMENT HAS BEEN REQUESTED BY

SQZ BIOTECHNOLOGIES COMPANY